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SCHEDULE 13D

(Rule 13d-101)

Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sanders Morris Harris Group, Inc. (Name of Issuer)
Common (Title of Class of Securities)
723465 10 0 (CUSIP Number)

Margaret E. Holland
Holland, Johns, Schwartz & Penny, L.L.P.
306 West Seventh Street, Suite 500
Fort Worth, TX 76102
(817) 335-1050
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
August 30, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box. ☐

  Note. Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 723465 10 0	13D

1.	Name of reporting person PawnMart, Inc. IRS Identification Nos. of above persons (entities only) 75-2520896

2.	Check the appropriate box if a member of a group			(a) ☐
	(See Instructions)			(b) ☐

3.	SEC use only

4.	Source of funds OO

5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
☐

6.	Citizenship or place of organization Delaware

Number Of Shares		7.	Sole voting power 834,050
Beneficially
Owned By Each Reporting		8.	Shared voting power 0
Person With
		9.	Sole dispositive power 834,050

		10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 834,050

12.	Check box if the aggregate amount in Row (11) excludes certain shares			☐
(See Instructions)

13.	Percent of class represented by amount in Row (11) 5.02%

14.	Type of reporting person CO
(See Instructions)

Sanders Morris Harris Group, Inc.
SCHEDULE 13D

Item 1. Security and Issuer

        The class of securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Sanders Morris Harris Group, Inc., a Texas corporation (the "Issuer"), which has its principal executive offices located at 5599 San Felipe, Suite 555, Houston, Texas 77056.

Item 2. Identity and Background

        This statement is being filed by PawnMart, Inc. (hereafter referred to as the "Reporting Person").

          (a)  PawnMart, Inc. is a Delaware corporation engaged in the business of operating retail pawn shops. On August 30, 2002, PawnMart, Inc. was the surviving entity in a merger with C/M Holdings, Inc. (formerly Cummer/Moyers Holdings, Inc.), a Texas corporation that owned the stock of the Issuer and filed the initial Schedule 13D. Its principal business and office is located at 2175 Old Concord Road SE, Suite 200, Smyrna, Georgia 30080.

          (b)  Jeffrey A. Cummer is a director and vice president of PawnMart, Inc. His business address is 3417 Hulen Street, Fort Worth, Texas 76107. Mr. Cummer is currently employed as president of SMH Capital Advisors, Inc., a wholly owned subsidiary of the Issuer located at 5599 San Felipe, Suite 555, Houston, Texas 77056. Mr. Cummer is a United States citizen.

          (c)  Dwayne A. Moyers is a director and vice president of PawnMart, Inc. His business address is 3417 Hulen Street, Fort Worth, Texas 76107. Mr. Moyers is currently employed as executive vice president of SMH Capital Advisors, Inc., a wholly owned subsidiary of the Issuer located at 5599 San Felipe, Suite 555, Houston, Texas 77056. Mr. Moyers is a United States citizen.

          (d)  Robert W. Schleizer is a director and executive vice president and chief financial officer of PawnMart, Inc. His business address is 2175 Old Concord Road SE, Suite 200, Smyrna, Georgia 30080. Mr. Schleizer is currently employed as executive vice president and chief financial officer of PawnMart, Inc. located at 2175 Old Concord Road SE, Suite 200, Smyrna, Georgia 30080. Mr. Schleizer is a United States citizen.

          (e)  John R. Boudreau is a director and chairman of the board, president and chief executive officer of PawnMart, Inc. His business address is 2175 Old Concord Road SE, Suite 200, Smyrna, Georgia 30080. Mr. Boudreau is currently employed as chairman of the board, president and chief executive officer of PawnMart, Inc. located at 2175 Old Concord Road SE, Suite 200, Smyrna, Georgia 30080. Mr. Boudreau is a United States citizen.

          (f)    James B. Richards is a director of PawnMart, Inc. His business address is 1601 Elm Street, Suite 300, Dallas, Texas 75201. Mr. Richards is currently employed at Texas Business Capital, Inc. located at 1601 Elm Street, Suite 300, Dallas, Texas 75201. Mr. Richards is a United States citizen.

          (g)  Donnelly McMillen is a director of PawnMart, Inc. His residence address is 6714 La Costa, Rowlett, Texas 75088. Mr. McMillen is currently retired from business. Mr. McMillen is a United States citizen.

          (h)  Carroll Dawson is a director of PawnMart, Inc. His business address is 1108 South Main, Weatherford, Texas 76086. Mr. Dawson is currently employed as President of AB-CO Markets, Inc. and as general partner of Dawson Properties, Ltd., both located at 1108 South Main, Weatherford, Texas 76086. Mr. Dawson is a United States citizen.

        During the past five years, neither the Reporting Person nor the persons listed in Item 2(b) through (h) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        No funds were used by the Reporting Person in acquiring the securities. The shares of the Issuer were received by the Reporting Person as the result of a merger between PawnMart, Inc. and C/M Holdings, Inc., with PawnMart, Inc. the surviving corporation.

Item 4. Purpose of Transaction

        PawnMart, Inc. acquired the Common Stock of the Issuer in connection with a merger with C/M Holdings, Inc. and plans on holding the shares for investment purposes. The Reporting Person does not have any plans or proposals which relate to or would result in:

          (a)  the acquisition or disposition of any additional securities of the Issuer, except that the Reporting Person may make additional purchases or sales of Common Stock in open-market or privately negotiated purchases.

          (b)  any extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary.

          (c)  a sale or transfer of a material amount of assets of the Issuer or any subsidiary.

          (d)  any change in the present Board of Directors or management of the Issuer.

          (e)  any material change in the present capitalization or dividend policy of the Issuer.

          (f)    any material change in the Issuer's business or corporate structure.

          (g)  changes in the Issuer's charter, bylaws or other actions which may impede the acquisition or control of the Issuer by any person.

          (h)  any class of securities of the Issuer to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

          (i)    a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

          (j)    any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

          (a)  PawnMart, Inc. is the beneficial owner of 834,050 shares of Common Stock (approximately 5.02% of the total number of shares of Common Stock outstanding) as of August 30, 2002. Mr. Cummer owns an additional 19,063 shares individually of which he has sole voting and dispositive power, which represents approximately 0.1% of the Issuer's outstanding shares of Common Stock. Mr. Moyers owns an additional 556 shares individually as a participant in the Issuer's 401(k) Plan of which he has sole voting and dispositive power, which represents less than 0.1% of the Issuer's outstanding shares of Common Stock. Neither Mr. Schleizer, Mr. Boudreau, Mr. Richards, Mr. McMillen nor Mr. Dawson currently own any shares of Common Stock of the Issuer or any right to purchase such shares, except any beneficial ownership they may have as directors and officers of PawnMart, Inc.

          (b)  The 834,050 shares of Common Stock owned by PawnMart, Inc. is subject to its sole power to vote and dispose of the Common Stock.

          (c)  During the last sixty (60) days there were no transactions in the Issuer's Common Stock by the persons listed in Item 5(a) other than the following transactions by Mr. Cummer: on October 23, 2002 he sold 100 shares through a brokerage transaction on the open market for $6.45 per share; on October 24, 2002 he sold 100 shares through a brokerage transaction on the open market for $6.45 per share; on October 28, 2002 he sold 800 shares through a brokerage transaction on the open market for $6.89 per share; on November 1, 2002 he sold 1,000 shares through a brokerage transaction on the open market for $6.86 per share; and on November 19, 2002 he sold 1,000 shares through a brokerage transaction on the open market for $6.99 per share.

          (d)  Neither the Reporting Person nor the persons listed in Item 2(b) through (g) know of any person other than the Reporting Person who has a right to receive or the power to direct receipt of dividends or proceeds from the sale of such securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        There are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 2	Agreement and Plan of Merger between PawnMart, Inc. and C/M Holdings, Inc. dated August 1, 2002(1)

  (1)
  Filed with the Reporting Person's Current Report on Form 8-K for event dated August 30, 2002.

SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the persons below certify that the information set forth in this statement is true, complete and correct.

        Dated: November 26, 2002

PawnMart, Inc.
By:	/s/ DWAYNE A. MOYERS Dwayne A. Moyers, Vice President

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Sanders Morris Harris Group, Inc. SCHEDULE 13D
  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
  Item 7. Material to be Filed as Exhibits
SIGNATURES